UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         DATA SYSTEMS NETWORK CORPORATION

                               (Name of Issuer)


                                   Common Stock

                        (Title of Class of Securities)


                                 237891-10-6
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person


         Richard R. Burkhart


2        Check The Appropriate Box If A Member Of A Group*         (a) [ ]
                                                                   (b) [ ]

3        SEC Use Only


4        Citizenship or Place of Organization


         USA

                         5  Sole Voting Power

Number Of                         181,625
  Shares                 6  Shared Voting Power
Beneficially
 Owned By                         -0-
  Each                   7  Sole Dispositive Power
Reporting
 Person                           1,000
  With                   8  Shared Dispositive Power

                                  180,625
9        Aggregate Amount Beneficially Owned By Each Reporting Person


         181,625

10       Check Box If The Aggregate Amount In Row (9) Excludes    [ ]
         Certain Shares*


11       Percent Of Class Represented By Amount In Row (9)


         5.6%

12       Type Of Reporting Person*


         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)        Name of Issuer:
                 DATA SYSTEMS NETWORK CORPORATION (the "Company")

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 34705 West Twelve Mile Road
                 Suite 300
                 Farmington Hills, Michigan 48331

Item 2(a)        Name of Person Filing:
                 Richard R. Burkhart

Item 2(b)        Address of Principal Business Office:
                 Extrusion Technology
                 7255 Division Street
                 Oakwood Village, Ohio  44146

Item 2(c)        Citizenship:
                 USA

Item 2(d)        Title of Class of Securities:
                 Common Stock

Item 2(e)        CUSIP No.: 237891-10-6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                 Not applicable.

Item 4.  Ownership
                 (a)     Amount Beneficially Owned:  181,625

                 (b)     Percent of Class: 5.6%

                 (c)     Number of shares as to which such person has:

                          (i)     sole power to vote or to direct the vote -
                                  0

                           (ii)   shared power to vote or to direct the vote -
                                   181,625
                                  (Includes 1,000 shares which maybe
                                  purchased upon exercise of stock options as of December 31, 1996)

                          (iii) sole power to dispose or to direct the disposition of - 1,000 (Includes 1,000 shares which may be purchased upon exercise of stock options as of December 31, 1996)

                         (iv) shared power to dispose or to direct the disposition of - 180,625 (37,500 of such shares which will be held in escrow until November 7, 1999 unless the Company meets certain earnings per share targets or certain other conditions are satisfied. In addition, Mr. Burkhart agreed, in connection with the Company's initial public offering, not to sell on a securities exchange or Nasdaq any of the 180,625 shares prior to February 5, 1997 without the prior written consent of certain entities.)

Item 5.  Ownership of Five Percent or Less of a Class
                 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent
                 Not applicable.

Item 8.  Identification and Classification of Members of the Group
                 Not applicable.

Item 9.  Notice of Dissolution of Group
                 Not applicable.

Item 10.         Certification
                 Not applicable.


                                   Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 4, 1997


/s/ Richard R. Burkhart
Richard R. Burkhart